Exhibit 12.2

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

	2001	2000	1999	1998	1997
Earnings:

Earnings (loss) before income taxes,
extraordinary item and cumulative effect	$ (3,357)	$ 431	$ 1,942	$ 1,256	$ 1,524
Undistributed (earnings) losses of affiliates	30	13	(20)	(62)	(16)
Fixed charges and preferred stock
dividend requirements, from below	879	1,119	1,195	1,150	1,116
Interest capitalized	(79)	(77)	(75)	(105)	(104)
Earnings	$ (2,527)	$ 1,486	$ 3,042	$ 2,239	$ 2,520

Fixed charges:

Interest expense	$ 525	$ 402	$ 362	$ 355	$ 286
Preferred stock dividend requirements	15	73	202	164	125
Portion of rental expense representative
of the interest factor	339	644	631	631	705
Fixed charges	$ 879	$ 1,119	$ 1,195	$ 1,150	$ 1,116

Ratio of earnings to fixed charges	(a)	1.33	2.55	1.95	2.26

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(a) Earnings were inadequate to cover fixed charges by $3.4 billion in 2001.